UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025 (Report No. 3)

Commission File Number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On September 11, 2025, Wearable Devices Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the Purchaser (the “Registered Direct Offering”): (i) 440,000 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), at an offering price of $4.00 per share; and (ii) pre-funded warrants to acquire up to 560,000 Ordinary Shares (the “Pre-Funded Warrants”) at an offering price of $3.9999 per Pre-Funded Warrant.

The Pre-Funded Warrants were sold to the Purchaser, whose purchase of Ordinary Shares in the Registered Direct Offering would otherwise have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

In addition, unless waived by the Purchaser, the Company agreed that for a period of sixty (60) days from the closing date of the Registered Direct Offering, it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto (other than on Form S-8, the resale registration statement to be filed pursuant to the Company’s obligations under the inducement letter dated August 6, 2025 or in connection with the registration for resale of the ordinary shares underlying warrants issued in the concurrent private placement, as described below). In addition, unless waived by the Purchaser, the Company agreed that it will not conduct any sales of Ordinary Shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement) for a period of sixty (60) days, subject to certain exceptions as described in the Purchase Agreement.

The Ordinary Shares and Pre-Funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-274841) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on October 18, 2023, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated September 11, 2025 (the “Prospectus Supplement”).

In a concurrent private placement (together with the Registered Direct Offering, the “Offering”), pursuant to the Purchase Agreement, the Company agreed to issue and sell to the Purchaser ordinary warrants to acquire up to 1,000,000 Ordinary Shares (the “Ordinary Warrants” and, together with the Ordinary Shares and the Pre-Funded Warrants, the “Securities”). The Ordinary Warrants are exercisable immediately upon issuance at an exercise price of $4.00 per Ordinary Share and will expire on the fifth anniversary of the original issuance date. The Ordinary Warrants and the Ordinary Shares issuable upon the exercise of the Ordinary Warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), were not offered pursuant to the Registration Statement and Prospectus Supplement and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder. The Purchase Agreement requires the Company to file a registration statement on Form F-3 (or any other available form), as soon as practicable (and in any event within 30 calendar days of the date of the Purchase Agreement), to register the Ordinary Shares issuable upon exercise of the Ordinary Warrants and to use commercially reasonable efforts to cause such registration statement to become effective within 60 days, or within 90 days of the filing of the registration statement in the event of a full review by the Commission, and to keep such registration statement effective as provided in the Purchase Agreement.

On September 11, 2025, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.” or the “Placement Agent”), pursuant to which the Company engaged A.G.P. as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Securities. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) and a management fee equal to one percent (1.0%) of the aggregate gross proceeds raised from the sale. The Company agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the offering in an amount not to exceed $65,000.

The foregoing summaries of the Placement Agency Agreement, the Purchase Agreement, the Ordinary Warrants and the Pre-Funded Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2, 4.1 and 4.2, respectively, hereto and incorporated by reference herein. A copy of the press release related to the Offering entitled “Wearable Devices Announces Pricing of $4 Million Registered Direct Offering and Concurrent Private Placement Priced At-the-Market Under Nasdaq Rules” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the opinions of Sullivan & Worcester Tel Aviv (Har-Even & Co.) and Sullivan & Worcester LLP relating to the legality of the issuance and sale of the Ordinary Shares and the Pre-Funded Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

This Report is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-290148, 333-284010, 333-269869 and 333-274343) and on Form F-3 (File Nos. 333-274841 and 333-287247) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Offering. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on March 20, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Ordinary Warrant.
4.2	Form of Pre-Funded Warrant.
5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)
5.2	Opinion of Sullivan & Worcester LLP
10.1	Placement Agency Agreement, dated as of September 11, 2025, by and between the Company and A.G.P./Alliance Global Partners.
10.2	Form of Securities Purchase Agreement, dated as of September 11, 2025, by and between the Company and the purchaser party thereto.
23.1	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1).
23.2	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2).
99.1	Press Release issued by Wearable Devices Ltd., dated September 11, 2025, titled “Wearable Devices Announces Pricing of $4 Million Registered Direct Offering and Concurrent Private Placement Priced At-the-Market Under Nasdaq Rules.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: September 11, 2025	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

4